One Financial Center Boston, MA 02111 617 542 6000 mintz.com

August 1, 2019

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Ada Sarmento, Office of Healthcare & Insurance

Re: Viela Bio, Inc.

Draft Registration Statement on Form S-1

Submitted June 17, 2019

CIK No. 0001734517 (the “Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Viela Bio, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 16, 2019 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare & Insurance, to Zhengbin Yao, Ph.D., Chairman, President and Chief Executive Officer of the Company, relating to the above-referenced Draft Registration Statement. In conjunction with this letter, the Company is submitting an amended draft registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Draft Registration Statement.

BOSTON        LONDON        LOS ANGELES        NEW YORK        SAN DIEGO        SAN FRANCISCO        WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

Comment 1:    Please remove the characterization of your company as “emerging commercial-stage” given that you have yet to receive FDA approval for your lead product candidate and have yet to commercialize any product candidates.

Response 1:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 1, 13, 56, 79 and 92 as requested.

Our Pipeline, page 2

Comment 2:    We note that your pipeline table indicates that Phase 1 testing for VIB7734 is complete. However, the discussion indicates you are conducting a Phase 1b trial. Please revise your table to indicate that you have not completed Phase 1 testing by shortening the bar so that it does not extent all the way through the Phase 1 column.

Response 2:

The Staff’s comment is acknowledged, and the Company has revised the pipeline chart on pages 2 and 93 in response to the Staff’s comment.

Comment 3:    We note that your pipeline table includes two preclinical programs that you are exploring. As you only discuss these programs very briefly in the prospectus and you have not allocated any proceeds for their development in your use of proceeds section, please provide us your analysis supporting your determination to include them in your pipeline table. If they are material, please revise your table to more specifically identify the indication, and revise the bar graph to indicate that preclinical trials have not been completed.

Response 3:

The Staff’s comment is acknowledged, and the Company has revised the pipeline chart on pages 2 and 93 in response to the Staff’s comment.

Our Strategy, page 4

Comment 4:    We note your disclosure that your strategy is to “rapidly advance” VIB4920 and VIB7734 through clinical development for multiple diseases with shared critical biological pathways. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

Response 4:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 4 and 96 as requested.

Implications of Being an Emerging Growth Company, page 7

Comment 5:    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 5:

The Company acknowledges the Staff’s request, and the Company is providing the slide presentation it has used for the “testing the waters” meetings it has conducted to date, which slide presentations constitute the only written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented to potential investors to date in reliance on Section 5(d) of the Securities Act. The Company further informs the Staff that potential investors have not been permitted to retain copies of the slide presentation.

Some intellectual property may have been discovered through government funded programs, page 49

Comment 6:    We note your disclosure that the U.S. government may have certain rights to intellectual property embodied in certain of your current or future product candidates. Please identify the intellectual property and the related product candidates.

Response 6:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 49 as requested.

If we fail to comply with our obligations in the agreements under which we license intellectual property, page 52

Comment 7:    We note your disclosure that you could lose license rights that are important to your business if you fail to comply with your obligations under certain license agreements. Please identify the license agreements and the related product candidates.

Response 7:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 52 and 53 as requested.

Use of Proceeds, page 70

Comment 8:    Please disclose how far you expect the proceeds from the offering to allow you to proceed in the development of each of your programs.

Response 8:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 70 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 83

Comment 9:    You disclose that $34.2 million of your research and development expenses consisted of direct program and external costs, including primarily clinical trials of inebilizumab, VIB4920 and VIB7734. Please revise to quantify your research and development expenses by product candidate. If you do not keep track of such costs by product candidate, disclose that fact.

Response 9:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 83 to note that it did not track research and development expenses by product candidate for the fiscal year ended December 31, 2018.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense – Common stock valuations, page 87

Comment 10:    Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance including stock compensation and beneficial conversion features.

Response 10:

The Company acknowledges the Staff’s request. Once the Company has determined an estimated offering price range, the Company will inform the Staff of such range and explain the reasons for any differences between recent valuations of the Company’s common stock and the estimated offering price range.

Other Company Information

Emergency Growth Company Status, page 90

Comment 11:    You disclose that you have elected to apply the extended transition period under the JOBS Act for complying with new or revised accounting standards. However, you state in your risk factor disclosure on page 64 that you have irrevocably elected not to avail yourself to this exemption. Please revise to correct this apparent inconsistency.

Response 11:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 64 to correct the inconsistency.

Duke License Agreement, page 118

Comment 12:    Please disclose when the last-to-expire licensed patent is currently scheduled to expire.

Response 12:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 118 as requested.

DFCI License Agreement, page 119

Comment 13:    Please disclose when the last-to-expire of the licensed patents in each applicable country is currently scheduled to expire.

Response 13:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 120 as requested.

BioWa/Lonza Sublicense Agreement, page 121

Comment 14: Please disclose when the BioWa/Lonza license terminates.

Response 14:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 122 as requested.

Lonza Sublicense Agreement, page 121

Comment 15:    Please disclose when the MedImmune license agreement with Lonza terminates.

Response 15:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on page 121 as requested.

Principal Stockholders, page 167

Comment 16:    Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Boundless Meadow Limited, 6 Dimensions Capital, L.P., 6 Dimensions Affiliate Fund, L.P., HH RSV-MIM Holdings Limited and TLS Beta Pte. Ltd.

Response 16:

The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 168 and 169 in response to the Staff’s comment.

Exclusive Jurisdiction of Certain Actions, page 175

Comment 17:    We note your disclosure that your exclusive forum provision does not apply to any actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing documents clearly states that it does not apply to actions arising under the Securities Act or Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response 17:

The Staff’s comment is acknowledged, and the Company confirms that the exclusive forum provision in the Company’s third amended and restated certificate of incorporation to be effective upon the consummation of the initial public offering is expected to clearly state that it does not apply to actions arising under the Securities Act or Exchange Act.

General

Comment 18:    Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response 18:

The Company acknowledges the Staff’s request, and the Company advises the Staff that it does not currently intend to include any additional graphics other than those graphics included in the Amended Registration Statement. If the Company determines to include any other graphic in the prospectus, prior to its use, the Company will promptly provide such material to the Staff on a supplemental basis.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me or Jonathan L. Kravetz of this firm at (617) 542-6000 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy

John T. Rudy

cc:	Securities and Exchange Commission

Suzanne Hayes

Ada Sarmento

Viela Bio, Inc.

Zhengbin Yao, Ph.D.

Mitchell Chan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Ropes & Gray LLP

Patrick O’Brien